Exhibit 99.1

Falconbridge Responds to Announcement by Xstrata
JUL 11, 2006 — 12:52 ET

TORONTO, ONTARIO — (CCNMatthews — July 11, 2006) — Falconbridge Limited (TSX:FAL)(NYSE:FAL) is reviewing the implications of the press release issued today by Xstrata plc indicating that Xstrata intends to increase its offer to purchase for $59 cash per share all of the outstanding common shares of Falconbridge.

The Falconbridge Board of Directors will evaluate the terms of the offer and provide Falconbridge shareholders with a formal response as soon as it has completed its analysis.

Falconbridge Limited is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture, Senior Vice-President
Investor Relations, Communications and Public Affairs
(416) 982-7020
(416) 982-7242 (FAX)
denis.couture@falconbridge.com
www.falconbridge.com